

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

February 13, 2018

David Meyers
Chief Financial Officer and Chief Executive Officer
Ala Carte Charts Corporation
42211 North 42nd Drive, A 105
Phoenix, Arizona 85086

   Re: Ala Carte Charts Corporation
      Form 10-K for Fiscal Year Ended December 31, 2016
      Filed April 17, 2017
      File No. 000-55635

Dear Mr. Meyers:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Melissa Raminpour

        Melissa Raminpour
        Branch Chief
        Office of Transportation and Leisure